Exhibit 99.(a)(5)(G)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

LOUISIANA MUNICIPAL POLICE	)
EMPLOYEES’ RETIREMENT SYSTEM,	)
On Behalf of Itself and All Others Similarly	)
Situated,	)
)
Plaintiff,	)
	)	C.A. No.
v.	)
)
BOISE, INC, CARL A. ALBERT,	)
ALEXANDER TOELDTE, JONATHAN W.	)
BERGER, JACK GOLDMAN, HEINRICH	)
R. LENZ, JASON G. WEISS, PACKAGING	)
CORPORATION OF AMERICA AND BEE	)
ACQUISITION CORP.,	)
)
Defendants.

VERIFIED SHAREHOLDER CLASS ACTION COMPLAINT

Plaintiff, Louisiana Municipal Police Employees’ Retirement System, on behalf of itself and all other similarly situated public shareholders of Boise, Inc. (“Boise” or the “Company”), brings this action against the members of the Boise board of directors (the “Boise Board” or “Board”) for breaching their fiduciary duties, and against Packaging Corporation of America (“Packaging Corp.”), and Bee Acquisition Corp. (“Merger Sub”) for aiding and abetting the breaches of fiduciary duties. The allegations in this Complaint are based on the knowledge of Plaintiff as to itself, and on information and belief, based on, inter alia, the investigation of counsel and review of publicly available information, as to all other matters.

INTRODUCTION

1. This case seeks redress for the breaches of fiduciary duty committed by the members of the Boise Board in connection with the proposed all-cash buyout of the Company by Packaging Corp. (the “Proposed Buyout”). Pursuant to the terms of the Proposed Buyout, Boise’s public shareholders will receive inadequate consideration as a result of a process that unfairly benefits the defendants to the detriment of the Company’s public shareholders.

2. On September 16, 2013, Boise and Packaging Corp. jointly announced that they had entered into a definitive agreement and plan of merger (the “Merger Agreement”) pursuant to which the Company will merge with and into Packaging Corp., with Packaging Corp. surviving the merger. Under the Merger Agreement, which is dated September 16, 2013, Packaging Corp. has agreed to cause Merger Sub to commence a tender offer (“Tender Offer”) as promptly as practicable after September 16, 2013, for all of the outstanding shares of Boise for $12.55 per share in cash in a transaction valued at approximately $2 billion (which includes the assumption of $714 million in existing debt). The Tender Offer will commence by September 26, 2013.

3. At the effective time of the Tender Offer, each outstanding and/or unvested Company stock option, and/or restricted stock unit and/or performance unit award and/or restricted stock award (collectively “Units”) held by the Boise Board members will be canceled in exchange for a calculated amount of cash as set forth in the Merger Agreement. The Boise Board collectively owns Units that, under this formulation, will immediately be worth millions of dollars. As a result, the Boise Board is conflicted and is putting their own financial interests ahead of the interests of Boise’s public shareholders.

4. The proposed consideration undervalues the Company and fails to take into account Boise’s recent significant renovations and conversions to its facilities, as well as cost savings initiatives, to help the Company maximize its potential. The Proposed Buyout also fails to take into account positive industry developments, including the recent increase in the price of paper, and will further benefit shareholders of Packaging Corp. far more than shareholders of Boise.

5. Indeed, since the announcement of the Proposed Buyout, Carlson Capital, L.P. (“Carlson Capital”), one of the Company’s largest shareholders with a 6.6% stake, has issued publicly an analysis of the Company that values Boise at $14 to $17 per share, in contrast to the $12.55 per share Proposed Buyout price. Based on its analysis, Carlson Capital sent a letter to the Board on September 23, 2013, stating that it does not plan to tender its shares in connection with the Proposed Buyout and that Boise should consider strategic alternatives to maximize shareholder value, including a spin-off of its paper business.

6. For the reasons set forth in detail herein, Plaintiff seeks to enjoin, preliminarily and permanently, Defendants from taking any steps to consummate the Proposed Buyout, or, in the event the Proposed Buyout is consummated, to recover damages for the Individual Defendants’ (defined herein) breaches of fiduciary duties.

PARTIES

7. Plaintiff is and was, at all relevant times hereto, a shareholder of Boise.

8. Boise manufactures paper and packaging products under the Boise®, Hexacomb®, and Tharco® brands in plants across the United States and in North America and Europe. Its products include papers used for communication, such as office papers, commercial printing papers, envelopes, forms and newsprint, as well as papers for packaging, including label and release papers used for food labels. The Company also manufactures linerboard and corrugating medium, which are combined to make containerboard, the base raw material for corrugated sheets and containers. Boise is the third-largest North American manufacturer of uncoated freesheet paper. It makes paper in mills located in the United States. The Company is headquartered in Boise, Idaho and incorporated in Delaware. Shares of Boise trade on the New York Stock Exchange under the symbol “BZ.”

9. Boise is North America’s third largest manufacturer of uncoated freesheet paper. In 2003, Boise Cascade, the predecessor to Boise, bought OfficeMax and eventually used the OfficeMax name. OfficeMax sold most of its interest in the former Boise Cascade timberlands, paper-making business, and wood products and building materials distributions divisions to Madison Dearborn Partners LLC, who in turn sold the paper, packaging and newsprint operations to Aldabra in 2008. Aldabra took the Company public. Aldabra, a publicly traded blank check company formed for the purpose of effecting the Boise Cascade merger, was founded by defendant Weiss and Nathan Leight, a former Boise director. Defendants Albert and Berger were also part of the initial group of principal stockholders and directors of Aldabra. Defendant Goldman later joined as an Aldabra director. As described below, in connection with Aldabra’s acquisition of Boise Cascade, the Company entered into an investor rights agreement with defendants Albert, Berger, Goldman, and Weiss (the “Majority Aldabra Holders”), as well as two former Boise directors, whereby the Majority Aldabra Holders had the right to designate directors to Boise’s Board in an amount proportionate to the voting power of the shares they each hold. Accordingly, this is how defendant Weiss became a member of the Company’s Board.

10. Defendant Packaging Corp. engages in the manufacture and sale of containerboard and corrugated packaging products for industrial and consumer markets in the United States. The company’s corrugated packaging products include conventional shipping containers, multi-color boxes, and merchandising displays that help to promote packaged product in retail locations. Packaging Corp. also offers meat boxes and wax-coated boxes for the agricultural industry. The company, which trades on the NYSE under the symbol “PKG,” was founded in 1867 and is headquartered in Lake Forest, Illinois.

11. Defendant Carl A. Albert has served as a director of the Company since its inception in 2007. He is also a member of the Board’s Audit Committee, the Compensation Committee, the Governance Committee, and the Nominating Committee. Defendant Albert is also the chairman of the Executive Committee. He also serves as a member of the board of Great Lakes Dredge & Dock Corporation along with defendants and co-Boise directors Jonathan W. Berger and Jason G. Weiss. Defendant Albert was formerly the majority owner, chair of the board and CEO of Fairchild Aerospace Corporation, which owned Fairchild Aerospace, where defendant and co-Boise director Heinrich Lenz served as CEO.

12. Defendant Alexander Toeldte has served as a director of the Company since 2008. He is also the Company’s president and CEO. Defendant Toeldte is also a member of the Board’s Executive Committee.

13. Defendant Jonathan W. Berger has served as a director of the Company since its inception in 2007. Defendant Berger is the Chairman of the Audit and the Compensation Committees of the Board. He also is a member of the Executive Committee, the Governance Committee and the Nominating Committee. Defendant Berger is the CEO of Great Lakes Dredge & Dock Corporation and serves on its board with defendants and co-Boise directors Albert and Weiss.

14. Defendant Jack Goldman has served as a director of the Company since 2008. He is also the Chairman of the Boards’ Governance Committee and a member of the Board’s Audit, Compensation and Executive Committees.

15. Defendant Heinrich R. Lenz has served as a director of the Company since 2010. He also serves as a member of the Board’s Audit and Compensation Committees. Defendant Lenz previously served as CEO of Fairchild Aerospace, where defendant Albert served as CEO and chair of the board.

16. Defendant Weiss has served as a member of the Company’s Board since its inception. He is also a member of the Board’s Compensation, Governance and Nominating Committees. Defendant Weiss serves on the board as a designee of Aldabra Majority Holders.1 Weiss served as CEO of Aldabra Acquisition Corporation, a publicly traded blank check company, which merged with Great Lakes Dredge & Dock Corporation in 2006. He is currently a member of the Great Lakes Dredge & Dock Corporation with defendants Albert and Berger.

17. The Defendants named above in ¶¶ 11-16 are collectively referred to herein as the “Individual Defendants.”

18. Defendant Merger Sub is a Delaware corporation and wholly-owned subsidiary of Packaging Corp. formed solely for the purpose of entering into the Merger Agreement and consummating the Merger, and has not conducted any business operations unrelated to this purpose. Upon completion of the Merger, Merger Sub will merge with and into Packaging Corp. and will cease to exist as a separate corporate entity.

[1]	According to the Company’s March 2013 Proxy:

In connection with our acquisition of Boise Cascade, L.L.C.’s (Boise Cascade) paper, packaging and newsprint, and transportation assets on February 22, 2008 (the Acquisition), we entered into an Investor Rights Agreement with Messrs. Albert, Berger, Goldman, and Weiss, four of our current directors, and Messrs. Nathan D. Leight and Richard Rogel, former directors of the company (together, the Aldabra Majority Holders). The Investor Rights Agreement provides that the Aldabra Majority Holders have the right to designate directors to our board in an amount proportionate to the voting power of the shares they each hold. Pursuant to this, Mr. Weiss serves on our board of directors as a representative of the Aldabra Majority Holders.

SUBSTANTIVE ALLEGATIONS

The Proposed Buyout

19. On September 16, 2013, Boise and Packaging Corp. jointly announced that Packaging Corp. would buy the Company in an all-cash deal with an aggregate transaction value of $1.995 billion. The Proposed Buyout includes the assumption of $714 million in existing debt. In connection with the Proposed Buyout, Boise’s shareholders will receive $12.55 per share in cash. The deal is expected to close in the fourth quarter of 2013. The Proposed Buyout represents a 26% premium to the price of the Company’s stock on the day before the deal was publicly announced.

20. Packaging Corp. and its shareholders will derive significant benefits from the Proposed Buyout to the detriment of Boise’s public shareholders. According to Paul Stecko, Packaging Corp.’s chairman, “the acquisition is an excellent fit, both geographically and strategically, with unique and substantial synergies.... The combined company is expected to generate strong financial results and strong cash flow which will be used to pay down debt as well as to continue to return value to our shareholders.” Packaging Corp. forecasts pretax savings of $105 million within three years of the Proposed Buyout’s completion from cutting transportation costs and other efficiencies. Specifically, Stecko noted that synergies will be in the following areas: “[c]ontainerboard-grade optimization and sales mix, manufacturing cost reduction, lower transportation cost, corrugated products optimization, and SG&A cost reductions.”

21. Shares of Boise’s stock have traded at or above Packaging Corp.’s offer price since the announcement of the Proposed Buyout, indicating that shareholders believe the Proposed Buyout price does not fairly reflect the Company’s value.

22. Moreover, after the announcement of the Proposed Buyout, shares of Packaging Corp. gained approximately $6 per share from approximately $54 to $60, indicating that Packaging Corp. shareholders believe they are getting a tremendous deal in the Proposed Buyout, which provides even more evidence that the cash-out price for Boise is inadequate. This is shown graphically by the following chart showing Packaging Corp.’s stock price over the ten days ending September 24, 2013:

This $6 per share increase stands in sharp contrast to the amount by which Boise’s stock price increased upon the announcement of the Proposed Buyout, which was a mere $2.50 per share, from approximately $10 to $12.50 per share.

23. Moreover, while Boise’s shareholders are being forever cashed out of their investment in the Company, the Proposed Buyout will immediately benefit Packaging Corp. The Proposed Buyout is expected to add to Packaging Corp.’s earnings immediately. Additionally, the Proposed Buyout will expand Packaging Corp.’s presence into the Pacific Northwest, as well as increase its container board capacity by 42% and its corrugated products volume by approximately 30%. As stated herein, Packaging Corp. will benefit from approximately $105 million in synergies over the three years after the Proposed Buyout closes.

The Proposed Buyout Fails to Maximize Shareholder Value

24. The Proposed Buyout was announced at a time when the Company is poised for substantial growth because of investments and cost savings measures Boise has implemented. Specifically, on February 26, 2013, the Company reported its 2012 year end results, including record sales of $2.56 billion, a 6% increase over the previous year. Defendant Toeldte acknowledged the Company’s significant accomplishments, stating:

We were pleased without our overall 2012 operating results. Our mills and converting operations ran well, and we reduced costs through productivity improvement by reducing usage of key raw materials. During the year, we generated significant free cash flow and returned capital to our shareholders through the payment of two special cash dividends totaling $1.20 per common share.

25. The Proposed Buyout of Boise was announced shortly after the Company finished significant renovations and conversions to several of its facilities. In February 2013, Boise issued a press release announcing investments in its packaging converting operations. The release noted that these investments were “aimed at reducing operating costs, improving quality, and increasing production capabilities.” As defendant Toeldte, president and CEO of the Company, noted in the release: “These investments are an important part of our plan to grow our packaging business.”

26. Moreover, in May 2013, defendant Toeldte announced further significant investments the Company was making in pursuit of its long-term strategic objectives. Specifically, the Company announced its decision to invest between $110 and $120 million in the conversion of an idled newsprint machine to produce lightweight linerboard and corrugating medium. The Company also announced the installation of an OCC pulping facility. The investments are expected to add approximately 270,000 tons of lightweight containerboard capacity to the Company’s system and allow it to optimize the product mix on its linerboard machine, increasing overall output by approximately 300,000 tons.

27. At the same time, the Company also announced closures in order to improve its cost competitiveness. Defendant Toeldte reported that the closures, which are expected to occur no later than the fourth quarter 2013, will reduce Boise’s annual uncoated freesheet capacity by 9% and allow the Company to focus on key products and machines that drive profitability, improve cash flow and enhance the overall competitiveness of its Paper business. But, with the Proposed Buyout, Packaging Corp. and its shareholders, and not the Boise shareholders, will benefit from these significant and expensive changes.

28. Similarly, on August 1, 2013, Boise issued a press release announcing the Company’s operating results for the second quarter 2013, reporting increases in packaging segment sales and packaging segment EBITDA. Specifically, Boise reported packaging segment sales of $300.6 million in the second quarter, an increase of $15.8 million compared to the same period in 2012. The Company’s packaging segment also reported an increase in EBITDA, excluding special items, to $49.1 million for second quarter 2013, compared to $40 million for the same period 2012 – a 22% increase! Defendant Toeldte commented on the results stating that the Company “grew both sales and margins in our Packaging business during second quarter.... The two, large strategic projects we announced in May are both proceeding as planned” and “[w]e continue to believe both these projects will enhance not only the competitiveness of these mills but also the competitiveness of the company overall.”

29. Given Boise’s strong results and its plan to achieve additional potential, the consideration offered in connection with the Proposed Buyout is surprisingly low and undervalues the Company. It fails to compensate Boise’s shareholders for the investments and cost savings the Company has implemented, as well as for the synergies and other benefits that Packaging Corp. will enjoy as a result of the Proposed Buyout, since Boise shareholders will be cashed out of their investment in the Company. How else to explain the $6 per share increase in the price of Packaging Corp.’s stock upon the announcement of the Proposed Buyout?

30. Moreover, according to data compiled by Bloomberg, the Proposed Buyout values Boise at 7.5 times trailing 12-month EBITDA, well below the median EBITDA multiple of 8.7 in four comparable takeovers valued at $500 million or more announced within the past five years. And, the Proposed Buyout values the Company, which has approximately $2.5 billion in annual sales, at just 0.5x its sales valuation. This is a huge discount to the 1.75x price-to-sales ratio at which Packaging Corp. shares are trading.

The Carlson Capital Analysis Further Confirms Defendants’ Breaches of Fiduciary Duties

31. On September 23, 2013, Carlson Capital, which owns 6.7 million shares of Boise, or a 6.6% stake, and is one of the Company’s largest shareholders, issued a public letter (“Letter”) to the Boise Board stating that it disapproves of the Proposed Buyout at the current price. The Letter further laid out a detailed analysis showing that the shares of the Company are worth $14-$17 per share, significantly more than the Proposed Buyout’s $12.55 per share price. In its Letter, Carlson Capital stated that it does not intend to tender its shares at the Proposed Buyout price.

32. In the Letter, Carlson Capital further states that it had expressed its view that Boise’s “high-caliber assets and considerable business potential have been misunderstood and undervalued by the market” to the Board in prior letters, dated July 19, 2013 and September 6, 2013. Carlson Capital provided various solutions to unlock shareholder value in those letters, including a “business separation” via a spin-off of the Company’s paper segment.

33. The Letter reiterates Carlson Capital’s view on strategic alternatives available to Boise that are superior to the Proposed Buyout. Specifically, Carlson Capital states that a “business separation” of Boise’s packaging and paper segments would better enable the Company to participate in industry consolidation and would benefit the Company’s stockholders. Carlson Capital further states that Boise’s ownership of both paper and packaging assets is “suboptimal and has severely limited the value it could create through consolidation.” The Letter notes that that “the Company’s paper exposure has likely limited the willingness of a pure-play packaging company to offer full value for Boise’s Packaging segment,” which is precisely what Carlson Capital says happened with the Proposed Buyout. In contrast to the Merger Agreement approved by the Individual Defendants, i.e., the members of the Boise Board, Carlson Capital states that had Boise pursued a “business separation” of the Company’s packaging and paper segments, the packaging business would “appeal to a larger universe of potential strategic buyers.” And, “[a]side from enhancing the range and value of available strategic alternatives, a business separation would immediately unlock significant shareholder value as the market revalued Boise Packaging in-line with its publicly-traded peers, validating its great potential as one of the last remaining independent virgin containerboard mill systems in North America—a truly scarce and irreplaceable asset.”

34. Carlson Capital also provided in its Letter a compelling valuation analysis showing that Boise is worth $14.00 to $17.00 per share. According to Carlson Capital’s valuation, a spin-off of Boise Paper would achieve a stand-alone Boise valuation of at least $14.00 per share, which is before factoring in a control premium or synergies associated with a strategic sale of Boise Packaging. The Letter further notes that a subsequent sale of Boise Packaging could generate additional value, estimated at up to $17.00 per share, including Boise shareholders’ share of expected synergies.

35. Carlson Capital notes that its valuation range considers important factors that it believes were overlooked and/or ignored by the Boise Board in the Proposed Buyout, including an announced machine conversion, margin improvement potential in Boise’s converting system, and recent developments in the uncoated freesheet market. The Letter also notes that positive industry developments and improving operation outlooks for the Company, including the recent increase of the price of paper, will improve the industry in the medium-term.

The Proposed Buyout is Fraught with Conflicts of Interest

36. As described above, the Individual Defendants are conflicted because they will receive benefits from the Proposed Buyout that are not available to Plaintiff and the other members of the Class. At the effective time of the Merger, each outstanding and/or unvested Company stock option, and/or restricted stock unit and/or performance unit award and/or restricted stock award held by members of the Board will be canceled in exchange for a calculated amount of cash, as set forth in Section 4.4 of the Merger Agreement. As set forth in the Company’s March 2013 Proxy Statement, there were 1,965,280 securities to be issued upon exercise of outstanding options, warrants, and rights. Accordingly, the Boise Board members stand to gain an immediate $24.66 million benefit above and beyond the cash-out consideration slated for the Company’s non-affiliated shareholders. In total, it further appears that Boise’s Board are slated to receive approximately $45 million from the Proposed Buyout.

37. Additionally, as described above, many of the Board members have longstanding relationships.

The Merger Agreement Unfairly Deters Competitive Offers

38. The Company filed the Merger Agreement with the SEC dated September 16, 2013. The Merger Agreement contains unreasonable and preclusive deal protection devices, which all but ensure the consummation of the unfair and inadequate deal with Packaging Corp. to the detriment of Boise’s public shareholders. Under the Merger Agreement, Boise cannot solicit alternate business combination transactions. Specifically, Section 8.3(a) of the Merger Agreement requires the Company to “immediately cease and cause to be terminated any solicitations, discussions or negotiations” with any person regarding an alternate proposal. Section 8.3(a) of the Merger agreement also contains a “no solicitation” provision that the Company cannot “solicit, request, initiate, knowingly encourage (including by way of furnishing or disclosing information), or take any other action to knowingly facilitate or initiate the making of” an alternate acquisition proposal.

39. Under Section 8.3(b) of the Merger Agreement, the Company can only talk with and provide information in response to an unsolicited, bona fide written alternate proposal if the Boise Board determines, after consultation with financial and legal advisors, that it has received a “Superior Proposal” from that bidder. Even then, the third-party bidder would be required to enter into a confidentiality agreement “containing terms not less restrictive in the aggregate” than those contained in the confidentiality agreement with Packaging Corp.

40. Sections 8.3(c) and (d) of the Merger Agreement also place severe restrictions on the ability of the Boise Board to change its recommendation on the Proposed Buyout. Specifically, the Boise Board may not “withhold, withdraw, modify or qualify, or propose publicly or resolve to withhold, withdraw, modify or qualify [its recommendation on the Proposed Buyout], in any manner adverse” to Packaging Corp. It similarly may not approve, authorize or recommend “or otherwise declare advisable, or propose publicly to approve, authorize or recommend or otherwise declare advisable” an alternate proposal, unless, among other things, (1) the alternate proposal constitutes a “Superior Proposal to the Proposed Buyout, and (2) Boise has given Packaging Corp. three days prior notice to amend the Proposed Buyout so that the alternate proposal would no longer be considered superior to the Proposed Buyout.

41. The Merger Agreement also contains a termination fee provision, which, taken with the other deal protection devices, is likely to deter other potential bidders. Section 10.2 provides that if Boise backs out of the Proposed Buyout under certain circumstances, it is obligated to pay Packaging Corp. a $44,835,000 termination fee or nearly 4% percent of the $1.2 billion deal value.

42. These Merger Agreement provisions combine to have a chilling effect on the submission of any alternate bids from competitors and effectively preclude the Company’s shareholders from obtaining the best price for their shares. By entering into the Merger Agreement and failing to protect the interests of Boise’s public shareholders, the Individual Defendants have breached their fiduciary duties.

CLASS ACTION ALLEGATIONS

43. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23, on behalf of itself and all owners of the common stock of Boise, who have been and will be harmed by the wrongful conduct of Defendants as alleged herein (the “Class”). The Class excludes Defendants, and any person, firm, trust, corporation or other entity related to, affiliated with, or controlled by any of the Defendants, as well as the immediate families of the Individual Defendants.

44. This action is properly maintainable as a class action.

45. The Class is so numerous that joinder of all members is impracticable. As of July 24, 2013, there were over 100 million shares of Boise common stock issued and outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

46. There are questions of law and fact that are common to the Class, including, among others:

a.	Whether the Proposed Buyout is unfair to the Class;

b.	Whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class, including, but not limited to, the duties of undivided loyalty, independence, or due care in connection with the Proposed Buyout;

c.	Whether Packaging Corp. participated in, or aided and abetted the Individual Defendants’ breaches of their fiduciary duties; and

d.	Whether Plaintiff and the other members of the Class will be irreparably harmed if the transaction complained of herein is allowed to proceed, and the measure of damages suffered by Plaintiff and the Class as a result of Defendants’ wrongful conduct.

47. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

48. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, would establish incompatible standards of conduct for Defendants, or would result in adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

49. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

50. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Boise and owe them unwavering duties of good faith, fair dealing, loyalty and full, candid and adequate disclosure. The Individual Defendants had the power, at all relevant times, to control and influence, and did control and influence and cause Boise to engage in the wrongful practices alleged herein.

51. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive and disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision.

52. To diligently comply with this duty, the directors of a corporation may not take any action that:

a.	adversely affects the value provided to the corporation’s shareholders;

b.	contractually prohibits them from complying with or carrying out their fiduciary duties;

c.	discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

d.	will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; or

e.	will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

53. The Individual Defendants, separately and together, in connection with the Proposed Buyout, knowingly or recklessly violated their duties owed to Plaintiff and the other public shareholders of Boise to maximize shareholder value in a sale of the Company. They have abused their control of the Company, and are obtaining for themselves personal benefits, including personal financial benefits, rather than maximizing the value to be received by Plaintiff and the Class. As a result, neither Plaintiff nor the Class will receive the highest value for their Boise common stock.

54. Each defendant herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. Defendants’ acts of aiding and abetting include the acts each of them is alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

FIRST CAUSE OF ACTION

(Claim for Breach of Fiduciary Duty

Against the Individual Defendants)

55. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

56. The Individual Defendants have violated their fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of Boise and are acting to put their personal interests ahead of the interests of Boise’s shareholders.

57. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to deprive Plaintiff and the other members of the Class of the true value of their investment in Boise.

58. As demonstrated by the allegations above, the Individual Defendants have breached their duties owed to the public shareholders of Boise because, inter alia, they have failed to take steps to maximize the value of the Company to its public shareholders; they are failing to properly value Boise; and they are ignoring or not protecting against numerous conflicts of interest in connection with the Proposed Buyout.

59. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they will not receive their highest value for their equity investment in Boise. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, to the irreparable harm of the members of the Class.

60. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Claim for Aiding and Abetting Against Defendants

Packaging Corp. and Merger Sub)

61. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

62. Defendants Packaging Corp. and Merger Sub are sued herein as aiders and abettors of the breaches of fiduciary duty outlined above by the Individual Defendants.

63. Defendants Packaging Corp. and Merger Sub have acted and are acting with knowledge of or with reckless disregard to the fact that the Individual Defendants are in breach of their fiduciary duties to Boise’s public shareholders, and have participated in such breaches of fiduciary duties.

64. Defendants Packaging Corp. and Merger Sub have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, these defendants rendered substantial assistance in order to effectuate the Proposed Buyout in breach of the Individual Defendants’ fiduciary duties. Such breaches could not and would not have occurred but for the conduct of these defendants. Packaging Corp. will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Packaging Corp. will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price.

65. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A. Declaring this action to be a proper class action, certifying Plaintiff as a Class representative, and certifying his counsel as class counsel;

B. Preliminarily and permanently enjoining Defendants and all those acting in concert with them from consummating the Proposed Buyout until such time that the Individual Defendants have adequately undertaken all appropriate and available methods to maximize shareholder value, and have provided full and complete information to Plaintiff and other Boise shareholders with respect to the Proposed Buyout and any other strategic transactions, if any, considered by the Individual Defendants;

C. In the event that the Proposed Buyout is consummated, rescinding it or awarding rescissory damages to Plaintiff and the Class;

D. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct as alleged herein;

E. Awarding Plaintiff its fees and expenses in connection with this litigation, including reasonable attorneys’ and experts’ fees and expenses; and

F. Granting such other and further equitable relief as the Court deems just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Jessica Zeldin
Jessica Zeldin (Del. Bar No. 3558) 919 N. Market Street, Suite 1401 Wilmington, DE 19899 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

BARRACK, RODOS & BACINE

Jeffrey W. Golan

Julie B. Palley

3300 Two Commerce Square

2001 Market Street

Philadelphia, PA 19103

(215) 963-0600

September 27, 2013

22